Auscrete Corporation

PO Box 847, Rufus OR. 97050

541 738 8200

October 27, 2011

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549-4631

Attn: Mr. Edward M. Kelly

Re: Auscrete Corporation, a Wyoming Corporation

File No. 333-166976

Dear Mr. Kelly,

I refer to your comment letter of September 27, 2011. This letter includes our response to that letter. The section below under general has already been submitted to you earlier in the form of correspondence and is unchanged. The new sections addressed are to your comments 2 through 5.

General

•                     Our Corporation will acquire assets that will be used for the production of panels of cellular concrete. These assets consist of mobile equipment, (fork lifts, tractor, trucks and trailers etc.), mixing equipment (batch plant and mixers), molding equipment (hydraulic and fixed molding tables), molding forms, foam generating equipment, test equipment, tools, inventory and a 9,000 sq. ft. steel building that is not yet erected. This is the total of, and only assets that are to be purchased by us from Auscrete of Oregon. However, we will NOT be purchasing goodwill, financial records, operating losses, bank accounts, operations data, marketing data, or any sales contracts.

All construction contracts that could have been taken over by our corporation are already completed so there will be no inherited contracts. However, no purchase value had ever been assigned to previous contracts of Auscrete of Oregon.

FASB ASC 805 does not apply to “the acquisition of an asset or a group of assets that does not constitute a business.” These assets, on their own, do not constitute a business. Even if they were determined to constitute a “business,” FASB ASC 805 states further, that it does not apply to “a combination between entities or businesses under common control.” In this case, Auscrete and Auscrete of Oregon are both under common control.

Any intellectual property and know-how is automatically acquired by our company, assigned without cost, as the developer of the technology is our CEO. Any representation of included technology was purely intended only to demonstrate there was certain technology built into each piece of purpose built equipment forming the assets.

•       Typically, a fair value would be the amount agreed upon by both buyer and seller in an arm’s length transaction. As this is not an arm’s length transaction, the value will be more biased toward the cost versus earning potential of the equipment. The group of assets listed is the complete set of equipment needed to produce panels for the construction of structures.

There is adequate volume capacity in these assets that, coupled with sufficient operating capital could easily produce 20 panels per week or 1000 panels per year. This equates to 15-20 structures per year that will provide sales revenues of around $2 million P/A.

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Auscrete of Oregon had purchased a considerable number of items that were “off the shelf” for use in their cellular concrete project. As this was a new process without precedent, many of the items needed to be converted for specialty use. However, in addition to those assets, many items were purpose built and completely designed, developed and manufactured by them, in their own facility.

The determination of values in our previous submissions was based on the purchase price of some of the equipment and the basic cost of components with direct labor for the rest. Normally, a manufacturer’s selling price is based on the cost of parts and labor but usually includes an allowance for other overheads.

Auscrete of Oregon started acquiring minimal equipment for development purposes around eight years ago but the bulk of the equipment was manifested between 2007 & 2008 following successful development of the final product and the need to establish and fine tune production facilities.

To date, that cost to Auscrete of Oregon of the equipment including overheads is carried at $810,000. The total cost of their project is over $900,000. The equipment has been successfully used in production of structures and during its first 2 years (2009/2010) had produced revenues in the order of $ 761,060.

•                      As mentioned above, any manufacturing company will cost their products by parts, labor and other expenses which include apportioned general and administration expenses. They would usually also add a margin for profit. The assets were expensed by Auscrete of Oregon. Of course, an offset sale of Assets would also be included in their financial statements upon completion of the sale.

•                      The two entities are completely separate. Auscrete of Oregon possesses technologies and projects that are not remotely related to our entity and that company will change its name upon the successful completion of the transaction contemplated by this S-1. Mr. Sprovieri will be the CEO of our company because it is in his interests to assure a smooth transition but will be held accountable to a board of directors, each of whom currently owns as many shares as Mr. Sprovieri.

•                      As these are two separate corporations, it would be unrealistic for Mr. Sprovieri to “give” the assets, which cost $810,000 to produce, to another corporation of which he owns only 30% and will be further diluted in the future. Additionally, Mr. Sprovieri has agreed to reinvest the whole purchase price of the assets ($750,000) back into our corporation. That will provide our corporation with much needed working capital to commence operations.

Fee Table

2. We have modified the fee table to reflect the number of shares of common stock that we are registering.

Proposed Acquisition, page 3

3. The Sale of Assets Agreement has been modified in paragraph 2 to reflect the 180 day requirement and that the time begins upon effectiveness by the SEC.

The third paragraph of the cover page has also been amended to reflect the 180 day time frame and that it begins with the date of effectiveness by the SEC.

Risk Factors, page 5

4. The changes mentioned were inadvertently left out of the last submission. We apologize for that omission. The section outlining the risk factor has been added as the last paragraph of the Risk Factor section and is on page 9 above Forward-Looking Statements.

Exhibit 23.1

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5. Unfortunately the date was changed twice. The corrected exhibit 23.1 is re-submitted herewith.

We have deleted any references to incomplete projects from the S-1 amendment and made changes to better represent the asset acquisition.

In conclusion, we look forward to your response to the revisions we have incorporated. In the meantime, please feel free to contact me if you have any further questions or comments.

Yours sincerely

/s/ John Sprovieri

John Sprovieri

CEO, Auscrete Corporation

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